REG TECHNOLOGIES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
DATED October 3, 2005

The following discussion of the results of operations of the Company for the three months ended July 31, 2005, and in comparison to the same period of the prior year, should be read in conjunction with the Company’s Financial Statements and accompanying notes for the periods ended April 30, 2005 and 2004.

Overall Performance

We are engaged in the business of developing and building an improved axial vane-type rotary engine known as the Rand CamTM Direct Charge (“RC/DC”) Engine, which is a variation of the Original Engine. The Original Engine is an axial vane rotary engine, the worldwide marketing rights to which are held by Reg Technologies, Inc. excluding the U.S. rights that are licensed to REGI U.S., Inc. Since no marketable product has yet been developed, we have not received any revenues from operations.

Results Of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP.

The Company is a development stage company in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology. The worldwide marketing and intellectual rights, other than the U.S., are held by Reg Technologies, Inc. a Canadian public company, which owns 6.9 million shares (directly and indirectly) of REGI U.S., Inc. (a U.S. public company). REGI U.S., Inc. owns the U.S. marketing and intellectual rights. Rand Energy Group Inc. and REGI US, Inc. have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology. As at July 31, 2005 Rand Energy Group Inc. owes Reg Technologies $2,785,820 which will be fully repaid prior to royalty obligations due, and prior to dividends being paid to the owners of Rand Energy Group Inc.

The Company’s direct investment in REGI U.S. Inc., together with its 51% ownership in Rand Energy Group Inc., gives it control over 6,872,976 shares of REGI U.S. Inc., which shares had a value of approximately US$4,398,000 as of October 3, 2005. The Company can sell, through a registered broker, up to 224,000 shares of REGI U.S., Inc., being 1% of the issued shares, during any 90-day period.

Results of Operations for the three months ended July 31, 2005 (“2005”) as compared to the three months ended July 31, 2004 (“2004”)

The Company had consolidated net loss of ($391,514) in 2005 as compared to net loss of ($39,725) in 2004. The increase in net loss is due to the write off of loss on intangible assets of ($184,830) in 2005 as compared to a loss of ($3,597) in 2004. Administrative expenses increased by $96,347 to $224,129 in 2005 from $127,782 in 2004. Office and miscellaneous expenses increased to $19,549 in 2005 from $8,628 in 2004. Professional fees increased to $20,897 in 2005 from $8,910 in 2004. Travel and promotion increased to $13,488 in 2005 from $nil in 2004

Financing Activities

The Company’s cash position as at July 31, 2005 was $5,112. The Company also plans to raise funds through further REGI U.S., Inc. equity financings and through the sale of REGI U.S., Inc. shares on the open market. REGI U.S., Inc. closed a private placement offering for subscriptions of 1,032,800 units of REGI at a purchase price of $0.25 per unit, for total cash proceeds of US$258,200. Each unit consists of one common share of REGI and one-half non-transferable share purchase warrant. Each two one-half warrants may be exercised within one year of the date of issuance to the purchaser at a price of US$0.35. The Company completed a license agreement with Rand Energy Group Inc. for the world wide rights for the Rand Cam™ technology, excluding the U.S. rights.

During the quarter ended July 31, 2005, the Company issued 85,343 shares through the exercise of warrants for cash proceeds of $21,356.

Nature of the Company’s Operations

We are engaged in the business of developing and building an improved axial vane-type rotary engine known as the Rand CamTM Direct Charge (“RC/DC”) Engine, which is a variation of the Original Engine. The Original Engine is an axial vane rotary engine, the worldwide marketing rights to which are held by REGI as to the U.S. rights and Reg Technologies, Inc. as to the world wide rights excluding the U.S. rights. Since no marketable product has yet been developed, we have not received any revenues from operations.

The RC/DC Engine is based upon the Original Engine patented in 1983. Brian Cherry, a former officer and director of the Company, has done additional development work on the Original Engine that resulted in significant changes and improvements for which the U.S. patent has been issued and assigned to us. We believe the RC/DC Engine offers important simplification from the basic Original Engine, which will make it easier to manufacture and will also allow it to operate more efficiently.

Based upon testing work performed by independent organizations on prototype models, we believe that the RC/DC Engine holds significant potential in a number of other applications ranging from small stationary equipment to automobiles and aircraft. In additional to its potential use as an internal combustion engine, the RC/DC Engine design is being employed in the development of several types of compressors, pumps, expanders and other applications.

To date, several prototypes of the RC/DC Engine have been tested and additional development and testing work is continuing. We believe that such development and testing will continue until a commercially feasible design is perfected. There is no assurance at this time, however, that such a commercially feasible design will ever be perfected, or if it is, that it will become profitable. If a commercially feasible design is perfected, we do, however, expect to derive revenues from licensing the Technology relating to the RC/DC Engine regardless of whether actual commercial production is ever achieved. There is no assurance at this time, however, that revenues will ever be received from licensing the Technology even if it does prove to be commercially feasible.

We believe that a large market would exist for a practical rotary engine which could be produced at a competitive price and which could provide a good combination of fuel efficiency, power density and exhaust emissions.

Based on the market potential, we believe the RC/DC Engine is well suited for application to internal combustion engines, pumps, compressors and expansion engines. The mechanism can be scaled to match virtually any size requirement. This flexibility opens the door to large markets being developed.

We have built prototypes for these products including air pumps for fuel cell applications and air conditioning compressors. Our strategy is to develop engines and compressors for low to medium horsepower applications, then apply the Technology to larger applications. We plan to license the Technology or enter into joint venture arrangements for other specific applications. The licensee or joint venture partners will then provide funding for research and development of the specific applications.

Gasoline and Diesel Engine

Two prototype engines were built in 1993 and 1994 by the WVURC to run on gasoline. Testing on these prototypes suggested that the concept is fundamentally sound and that with a program of engine review, design, testing and development, a technically successful range of engines can be developed. The current prototype design for the diesel engine was designed by a consortium made up of Alliant Techsystems (formerly Hercules Aerospace Company) ("Alliant"), WVURC and us. Alliant was involved in the design and development including drawings for the RC/DC diesel engine. In addition Alliant performed extensive analysis on the diesel engine including bearings, cooling, leakage, rotor, vanes, housing, vane tip heating, geometry and combustion. This engine was designed as a general-purpose power plant for military and commercial applications. A prototype of the diesel engine has been assembled and tested.

On November 3, 2004 we announced that the Canadian Patent was issued for the Rand Cam™ Rotary Engine effective October 5, 2004. The term of the patent is twenty years from the date of the filing on December 11, 1992.

On November 29, 2004, we announced that a world wide license agreement, excluding the rights for the United States of America that are held by REGI U.S., Inc. for the Rand Cam™ technology has been successfully completed with Rand Energy Group Inc. Reg Technologies, Inc., our parent company, has agreed to pay a 5% net profit interest and make annual payments of $50,000. Reg Technologies, Inc. will be responsible for 50% of the costs for development and production of the Rand Cam™ technology.

The worldwide patents cover Canada and several countries in Europe, namely, Germany, France, Great Britain, and Italy. Reg Technologies, Inc., together with REGI U.S., Inc., is in the process of testing a Rand Cam™ diesel engine for a generator application for hybrid electric cars. Additionally, our licensee for the 42 H.P. production model diesel Rand Cam™ is currently completing the engine for unmanned aerial applications for the U.S. military.

Unmanned Vehicle System Engines

On September 7, 2004 we announced that the unmanned vehicle applications for the Rand Cam™ technology is on going, and we expect our licensee to continue development and subsequent engine testing this year.

Anuvu Incorporated

On July 5, 2005, the Company announced the completion of an exclusive distributor agreement between the Company, REGI U.S. and Anuvu Incorporated. The Company paid $200,000 to exercise the rights to distribute the Anuvu Fuel Cell technology for Canada. REGI U.S. has the remaining option to pay $300,000 for the European rights of which $150,000 is to be paid within 90 days of the Agreement with the balance by November 30, 2005. The rights are subject to a royalty of 5% of gross sales. The Company and REGI U.S. will receive up to 1,000,000 warrants of Anuvu based on 2 warrants issued for every $1.00 paid for the Distribution rights. Each warrant will be exercisable to acquire one share of Anuvu’s common stock at $0.01 per share up to one year from the date of payment.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue	Net Earnings (Loss)
		$	Per Share	Diluted per share
July 31, 2005	$nil	(391,514)	(0.02)	(0.02)
April 30, 2005	$nil	(5,708,540)	(0.26)	(0.26)
January 31, 2005	$nil	204,499	0.01	0.01
October 31, 2004	$nil	(87,716)	0.00	0.00
July 31, 2004	$nil	(39,725)	0.00	0.00
April 30, 2004	$nil	(92,935)	0.00	0.00
January 31, 2004	$nil	108,691	0.00	0.00
October 31, 2003	$nil	28,914	0.00	0.00

Liquidity and Capital Resources

In the past, we have derived most of our development and operating capital primarily from the issuance of our capital stock and our subsidiary REGI U.S., Inc. We have also caused our subsidiary, Rand Energy Group Inc. to sell shares it owned in REGI U.S., Inc. Reg Technologies, Inc. also directly owns 3,320,000 shares of REGI U.S., Inc. with a value of US $2,125,000 at October 3, 2005. In December, 2004, REGI U.S., Inc. closed a private placement offering for subscriptions of 1,032,800 units of REGI at a purchase price of US$0.25 per unit, for total cash proceeds of US$258,200. Each unit consists of one common share of REGI and one-half non-transferable share purchase warrant. Each two one-half warrants may be exercised within one year of the date of issuance to the purchaser at a price of US$0.35.

We have been successful in the past in acquiring capital through the issuance of shares of our Common Stock, and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, we would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Liquidity

During the three months ended July 31, 2005, we financed our operations and received $538,578 by:

(i)	receiving financial support from companies affiliated with the President of the Company in the amount of $435,593. These amounts are unsecured, non-interest bearing and due on demand;

(ii)	issuing capital stock for $21,356;

(iii)	receiving proceeds from issuing of subsidiary’s capital stock for $81,629.

During the three months ended July 31, 2005, we used cash in the amount of ($719,367) on operating activities as compared to ($45,460) for the same period last year through:

(i)	payment of consulting services and investor relations for $97,000;

(ii)	payment of management and directors fees for $11,000;

(iii)	payment of professional fees for $21,000;

(iv)	payment of transfer agent and filing fees for $1,750;

(v)	payment of travel and promotion for $13,500;

(vi)	payment of wages and benefits for $11,000;

(vii)	payment of office overhead and other miscellaneous expenses for $20,000

During the three months ended July 31, 2005, we used cash in the amount of $nil on investing activities.

Our cash position is $5,112.

Related Party Transactions

The Company shares office space, staff and service providers with a number of private and public companies with several directors in common. The amounts owing to related parties, totalling $599,860 are unsecured, non-interest bearing and due on demand. These parties are related due either parties acting as officers or directors of the Company or due to the President of the Company controlling or significantly influencing the related companies. The value of consulting services contributed as donated capital by officers and directors of REGI U.S., Inc. in the amount of US$37,500 was charged to operations. Administrative fees, management fees and directors’ fees were paid to the officers, directors and companies controlled by officers and directors totalling $40,966 for services rendered.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosures concerning the Company’s research and development costs, deferred development costs and general and administrative expenses are provided as follows:

During the quarter ended July 31, 2005, the Company has incurred no deferred development costs.

Outstanding Share Data

The Company’s authorized share capital consists of:

50,000,000	Common shares without par value
10,000,000	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
5,000,000	Class A non-voting shares without par value. Special rights and restrictions apply.

There were no Preferred shares nor Class A non-voting shares issued and outstanding. As at July 31, 2005, there are 22,338,313 common shares issued and outstanding.

There were 641,946 warrants outstanding at July 31, 2005, which entitle the holder to purchase one common share exercisable at $0.25 per share expiring on September 22, 2005.

Options outstanding at January 31, 2005 are as follows:

Exercise price ($)	Number of Shares
0.10	750,000
0.30	162,500
0.19	250,000
0.14	25,000
1,187,500

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com